Exhibit 99.1

InMode Reports Second Quarter 2020 Financial Results;
Quarterly Revenues of $30.8 Million, GAAP and *Non-GAAP
 Diluted Earnings per Share of $0.21 and $0.24

YOKNEAM, Israel, August 05, 2020/ PRNewswire/ InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced consolidated financial results for its second quarter ended June 30, 2020.

Second Quarter 2020 Highlights:

∙
Quarterly revenue of $30.8 million, a decrease of 21% compared to the second quarter of 2019; approximately 53% of U.S. quarterly revenues derived from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, approximately 46% of U.S. quarterly revenues derived from our recently introduced hands-free platforms and approximately 1% derived from our traditional laser and non-invasive RF platforms

∙	GAAP net income of $8.6 million, compared to $15.8 million in the second quarter of 2019; *non-GAAP net income of $10.1 million, compared to $16.1 million in the second quarter of 2019
∙	GAAP diluted earnings per share of $0.21 compared to $0.45 in the second quarter of 2019; *non-GAAP diluted earnings per share of $0.24 compared to $0.45 in the second quarter of 2019
∙	Total cash position of $203.4 million as of June 30, 2020, including cash and cash equivalents, marketable securities and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2020	Q2 2019
Revenues	$30,765	$38,797
Gross Margins	85%	87%
Net Income Attributable to InMode Ltd.	$8,588	$15,797
Earnings per Diluted Share	$0.21	$0.45
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2020	Q2 2019
Net Income Attributable to InMode Ltd.	$10,096	$16,081
Earnings per Diluted Share	$0.24	$0.45

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“The second quarter of 2020 was both challenging and encouraging. In June, after three months of global shutdowns relating to the global COVID-19 pandemic, elective surgeries began to come back throughout the United States and internationally, and aesthetic surgeons re-opened their clinics, which allowed for one month of sales and marketing operation in the quarter. Our continued commitment to the welfare of employees and customers, and our decision not to downsize our sales and marketing organization during the shutdown, unlike some of our competitors, proved to be instrumental in allowing us to act quickly and continue to capture market share,” commented Moshe Mizrahy, InMode’s CEO.

“During the quarter, we leveraged our InMode University platform for securing customer relationships, strengthening our brand, training our experienced sales team and physicians on InMode’s hands-free technology and platforms, and ultimately generating sales as restrictions loosened. Given our commitment to the future, we continued to invest in our direct marketing and sales organization,” commented Shakil Lakhani, President of North America.

“In addition, we made progress in our clinical and regulatory processes internationally. In June, we were excited to receive the Health Canada certification for Evolve Tone, which is Canada’s first and only all-in-one hands-free device consisting of three unique body remodeling technologies- Tite, Trim and Tone. Furthermore, in July, we received clearance from the China National Medical Products Administration (NMPA) for two proprietary InMode RF platforms, which we believe is a significant milestone as we continue to expand our global footprint,” noted Dr. Spero Theodorou, InMode’s Chief Medical Officer.

“As we continue to build out our organization in a safe and conscientious manner, we believe our unique and innovative R&D pipeline for our product portfolio will attract both physicians and patients post-crisis, as the desire for minimally invasive and hands-free alternatives is expected to move to the forefront of consumer decision-making,” added Dr. Michael Kreindel, InMode’s Chief Technology Officer.

2020 Guidance

We expect that our revenue for the full year of 2020 will be between $156-$160 million, and we intend to maintain a gross margin of 84%-86%.

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

Second Quarter 2020 Financial Results

Total revenues for the second quarter of 2020 were $30.8 million, a decrease of 21% as compared to the second quarter of 2019. The decrease in revenue was primarily due to the impact of the global COVID-19 pandemic, in which the U.S. market had significantly reduced activity during the economic standstill and shutdowns in April and May. Nonetheless, InMode continued to gain traction in international markets, with international revenue growing 10% year-over-year.

Gross margin for the second quarter of 2020 was 85% compared to a gross margin of 87% in the second quarter of 2019. This decrease is primarily attributable to the expansion of our operations team, as well as an increase in the cost of certain parts and materials due to the impact of the global COVID-19 pandemic.

GAAP operating margin for the second quarter of 2020 was 26%, compared to 41% in the second quarter of 2019. *Non-GAAP operating margin for the second quarter of 2020 was 30%, compared to 42% in the second quarter of 2019. This decrease was primarily attributable to the sales cycle in April and May being interrupted by the global COVID-19 pandemic, and as a result, marketing expenditure did not translate into sales during those months.

InMode reported GAAP net income attributable to InMode Ltd. of $8.6 million, or $0.21 per diluted share in the second quarter of 2020 compared to $15.8 million, or $0.45 per diluted share, in the second quarter of 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $10.1 million, or $0.24 per diluted share in the second quarter of 2020 compared to $16.1 million, or $0.45 per diluted share, in the second quarter of 2019.

“Our strong balance sheet, profitable business model and positive cashflow, which continued to be present throughout the COVID-19 crisis, has been one of InMode’s main strengths and competitive advantages, and has allowed us to continue our growth momentum in the United States and internationally,” noted Yair Malca, InMode’s CFO.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly-titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, August 5, 2020, at 8:30 a.m. Eastern Time to discuss the second quarter 2020 financial results.

The Company encourages participants to pre-register for the conference call using the following link: http://dpregister.com/10145846. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call ten minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-866-777-2509
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5413
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from August 5, 2020 at 12 p.m. Eastern Time to August 12, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10145846

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2020 Guidance”. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form F-20 filed with the Securities and Exchange Commission on February 18, 2020, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
REVENUES	30,765	38,797	71,206	69,349
COST OF REVENUES	4,695	4,875	10,879	9,146
GROSS PROFIT	26,070	33,922	60,327	60,203
OPERATING EXPENSES:
Research and development	1,816	1,584	5,248	2,783
Sales and marketing	14,536	15,898	37,535	29,995
General and administrative	1,613	713	3,436	1,766
TOTAL OPERATING EXPENSES	17,965	18,195	46,219	34,544
INCOME FROM OPERATIONS	8,105	15,727	14,108	25,659
Finance income, net	636	382	1,265	785
INCOME BEFORE TAXES	8,741	16,109	15,373	26,444
INCOME TAXES	161	274	302	451
NET INCOME	8,580	15,835	15,071	25,993
Add: Loss (net income) attributable to non-controlling interests	8	(38)	(50)	(72)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	8,588	15,797	15,021	25,921

NET INCOME PER SHARE (1):
Basic	0.24	0.58	0.43	0.96
Diluted	0.21	0.45	0.36	0.73
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	35,943	26,963	34,956	26,891
Diluted	41,733	35,344	41,709	35,334

(1) The number shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2020	December 31, 2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	64,767	44,727
Marketable securities	106,668	120,144
Short-term bank deposits	31,971	28,491
Accounts receivable, net of allowance for doubtful accounts	8,608	6,628
Other receivables	5,327	3,810
Inventories	16,227	9,408
TOTAL CURRENT ASSETS	233,568	213,208
NON-CURRENT ASSETS:
Accounts receivable	383	374
Deferred income taxes, net	993	1,899
Operating lease right-of-use assets	1,413	1,369
Property and equipment, net	1,061	935
Other investments	600	600
TOTAL NON-CURRENT ASSETS	4,450	5,177
TOTAL ASSETS	238,018	218,385

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	4,026	3,702
Contract liabilities	10,283	15,587
Other liabilities	13,503	13,205
TOTAL CURRENT LIABILITIES	27,812	32,494
NON-CURRENT LIABILITIES:
Contract liabilities	2,447	3,813
Other liabilities	1,836	1,494
Operating lease liabilities	660	744
Deferred income taxes, net	107	37
TOTAL NON-CURRENT LIABILITIES	5,050	6,088
TOTAL LIABILITIES	32,862	38,582

TOTAL SHAREHOLDERS’ EQUITY	205,156	179,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	238,018	218,385

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,580	15,835	15,071	25,993
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	105	74	199	137
Share-based compensation expenses	1,160	412	7,210	814
Allowance for doubtful accounts	160	19	466	78
Gains on marketable securities, net	(3)	-	(9)	-
Finance expenses (income), net	79	(126)	268	(309)
Deferred income taxes, net	458	(77)	826	(143)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(3,045)	1,580	(2,455)	1,727
Decrease (increase) in other receivables	63	291	(1,497)	1,164
Increase in inventories	(4,141)	(524)	(6,819)	(653)
Increase (decrease) in accounts payable	(690)	1,085	324	70
Increase in other liabilities	2,323	465	530	16
Increase (decrease) in contract liabilities	(3,725)	(533)	(6,670)	2,378
Decrease in accrued contingencies	-	-	-	(10,000)
Net cash provided by operating activities	1,324	18,501	7,444	21,272
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(15,090)	(6,090)	(31,609)	(17,090)
Proceeds from short-term deposit	13,590	5,000	28,090	10,000
Purchase of fixed assets	(226)	(86)	(325)	(464)
Purchase of marketable securities	(34,376)	(9,421)	(78,309)	(14,339)
Proceeds from sale of marketable securities	53,712	2,000	92,286	4,603
Net cash provided by (used in) investing activities	17,610	(8,597)	10,133	(17,290)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	549	15	2,550	137
Net cash provided by financing activities	549	15	2,550	137
EFFECT OF EXCHANGE RATE CHANGES ON CASH	146	7	(87)	37
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,629	9,926	20,040	4,156

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	45,138	18,951	44,727	24,721
CASH AND CASH EQUIVALENTS AT END OF PERIOD	64,767	28,877	64,767	28,877

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues by Geography:
United States	24,060	32,721	54,883	56,806
International	6,705	6,076	16,323	12,543
Total Net Revenue	30,765	38,797	71,206	69,349
U.S. as percentage of total revenue	78%	84%	77%	82%

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2020			Three months ended June 30, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	30,765	-	30,765	38,797	-	38,797
COST OF REVENUES	4,695	(149)	4,546	4,875	(22)	4,853
GROSS PROFIT	26,070	149	26,219	33,922	22	33,944
OPERATING EXPENSES:
Research and development	1,816	(122)	1,694	1,584	(56)	1,528
Sales and marketing	14,536	(757)	13,779	15,898	(309)	15,589
General and administrative	1,613	(132)	1,481	713	(25)	688
TOTAL OPERATING EXPENSES	17,965	(1,011)	16,954	18,195	(390)	17,805
INCOME FROM OPERATIONS	8,105	1,160	9,265	15,727	412	16,139
Finance income, net	636	-	636	382	-	382
INCOME BEFORE TAXES	8,741	1,160	9,901	16,109	412	16,521
INCOME TAXES (TAX BENEFIT)	161	(348)	(187)	274	128	402
NET INCOME	8,580	1,508	10,088	15,835	284	16,119
Add: Loss (net income) attributable to non-controlling interests	8	-	8	(38)	-	(38)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	8,588	1,508	10,096	15,797	284	16,081

NET INCOME PER SHARE (1):
Basic	0.24		0.28	0.58		0.59
Diluted	0.21		0.24	0.45		0.45
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	35,943		35,943	26,963		26,963
Diluted	41,733		42,009	35,344		35,429

(1) The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Six months ended June 30, 2020			Six months ended June 30, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	71,206	-	71,206	69,349	-	69,349
COST OF REVENUES	10,879	(225)	10,654	9,146	(41)	9,105
GROSS PROFIT	60,327	225	60,552	60,203	41	60,244
OPERATING EXPENSES:
Research and development	5,248	(2,008)	3,240	2,783	(108)	2,675
Sales and marketing	37,535	(4,595)	32,940	29,995	(617)	29,378
General and administrative	3,436	(382)	3,054	1,766	(48)	1,718
TOTAL OPERATING EXPENSES	46,219	(6,985)	39,234	34,544	(773)	33,771
INCOME FROM OPERATIONS	14,108	7,210	21,318	25,659	814	26,473
Finance income, net	1,265	-	1,265	785	-	785
INCOME BEFORE TAXES	15,373	7,210	22,583	26,444	814	27,258
INCOME TAXES (TAX BENEFIT)	302	(424)	(122)	451	168	619
NET INCOME	15,071	7,634	22,705	25,993	646	26,639
Add: Loss (net income) attributable to non-controlling interests	(50)	-	(50)	(72)	-	(72)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	15,021	7,634	22,655	25,921	646	26,567

NET INCOME PER SHARE (1):
Basic	0.43		0.65	0.96		0.98
Diluted	0.36		0.54	0.73		0.75
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	34,956		34,956	26,891		26,891
Diluted	41,709		41,922	35,334		35,423

(1) The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.